

December 1, 2014

Via E-mail
Paul D. Dickman
Chief Executive Officer
Safe Lane Systems, Inc.
1624 Market Street, Suite #202
Denver, CO 80202

>   **Re: Safe Lane Systems, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 14, 2014**
>   **File No. 333-198435**

Dear Mr. Dickman:

We have reviewed your responses to the comments in our letter dated September 24, 2014 and have the following additional comments.

Prospectus Cover Page

1. We note your response to our prior comment 5 and reissue in part. Please provide us with a more detailed legal analysis that supports your assertion that Rule 145 of the Securities Act was not applicable at the time STC entered into the Master I.P. Agreement and the Plan of Liquidation was approved by a majority of the shareholders of STC. Please note that Rule 145(a) states that it may be applicable for either a "vote or consent," and although STC did not solicit votes from its shareholders, it appears STC may have obtained consents representing a majority of the shares as controlled by management. In your legal analysis, please address the following: (i) what approvals where obtained from the shareholders of STC prior to entry into the Master I.P. Agreement and the Plan of Liquidation, (ii) if you are relying on a specific statutory exemption pursuant to the second paragraph of Rule 145 for the issuance of the Class "B" Preferred Convertible Non-Voting Stock to the Trustee of STC, please state the specific exemption and the basis for such exemption, (iii) to the extent you are relying on such a statutory exemption, please address it in the context of not only the actions of the Trustee of STC but also the shareholders of STC and (iv) to the extent that you believe the Plan of Liquidation does not qualify as a transfer of assets under Rule 145(a)(3), please explain. To the extent applicable, please include legal references, statutory, case law or otherwise, which supports your position. Please note that we may have additional comments.

Risk Factors Related to Our Company, page 7

Our articles of incorporation provide for indemnification, page 7

2. We note the references to the laws of the "State of Florida." We also note that the company is incorporated in Colorado. Please revise or advise.

Information with Respect to the Registrant, page 27

Description of Business, page 27

3. We note per your response to our prior comment 31 that you have not incurred R&D costs; however, on page 27 you reference "taking over and completing R&D." Please reconcile this discrepancy.

Company Business Overview, page 28

The Kone General Automatic Safety Cone Dispenser, page 28

4. We note your response to our prior comment 21 and reissue. We note that this section and the Safe Lane System's Traffic Safety Spring Cones and ("Tote") Systems section on page 29 continue to reference graphics contained in Exhibit 99.1 and 99.2. Exhibits are not considered part of the prospectus. Because it appears these graphics are an integral part of the prospectus discussion, please insert the graphics directly into the prospectus.

Future Milestones, page 37

5. We note your response to our prior comment 25 and reissue. Please include a more detailed plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. In this regard, we note that your business discussion contemplates operations beyond those set forth in this plan of operations. For instance, your business discussion references the identification of suppliers and manufacturers, beta and field testing of your products, finalization of your initial product designs, research and development of additional new products, regulatory approval of your initial products and initiation of a marketing campaign. Please revise as applicable and reconcile with your disclosure in the Plan of Operations section on page 42.

Description of Properties/Assets/Oil and Gas Prospects/Patents, page 40

6. We note your response to our prior comment 27 and reissue in part. Please revise this section to summarize in greater detail the exclusive and non-exclusive license or sub-license agreements you have with Superior Traffic Controls, Inc. or any other third party. Clearly identify the licensor, your products covered by the license or sub-license agreements and detail any other material terms of the license or sub-license agreements, i.e. payment or royalty provisions.

7. We note your disclosure in this section that another party holds the exclusive license to manufacture and distribute the 28" MUTCD compliant spring cones. We also note your disclosure in the Safe Lane System's Traffic Safety Spring Cones and ("tote") Systems section on page 29 that you only have a "non-exclusive distributorship (as a private label)" with respect to your spring cone product. Please revise this section to summarize in greater detail this non-exclusive distributorship arrangement. In this regard, clearly identify the "third party licensee," your products covered by this arrangement and detail any other material terms of the arrangement, i.e. payment or royalty provisions.

Financial Statements

General

8. Please update your financial statements to comply with Rule 8-08 of Regulation S-X by providing financial statements for the interim period ended September 30, 2014.

Plan of Operations, page 42

9. We note your funding requirement estimates included in the 1st Quarter 2015, 2nd Quarter 2015, 3rd Quarter 2015 and 4th Quarter 2015 sections on pages 42-43. Please reconcile with the funding requirement estimates included on page 44.

Security Ownership of Certain Beneficial Owners, page 53

10. We note the reference date of August 27, 2014. Please revise this section to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K. We also note that this reference date is used throughout the prospectus. For example, the reference date is used with respect to the number of persons employed, number of stockholders of record, capital stock issued and outstanding, etc. Please revise the prospectus throughout as applicable.

Undertakings, page 60

11. We note your response to our prior comment 37 and reissue. Please revise to provide the undertaking set forth in Item 512(a)(6) of Regulation S-K. In this regard, we note that you did not provide the complete undertaking.

You may contact Theresa Messinese at (202) 551-3307 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Via E-mail
        Michael A. Littman